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                      (CALEDONIA MINING CORPORATION LOGO)

                          CALEDONIA MINING CORPORATION

                                  NEWS RELEASE

                      CALEDONIA EXTENDS MOGALE GOLD MOU AND
             MONTHLY PRODUCTION INCREASES UNDER CALEDONIA MANAGEMENT

                           MARCH 3RD, 2003, IMMEDIATE


Caledonia Mining Corporation ("Caledonia") of Toronto (TSX: CAL and NASDAQ-OTCBB: CALVF) is pleased to report that it has extended the option agreement to acquire the Mogale Gold (Pty) Ltd ("Mogale") operation west of Johannesburg, South Africa and reports production results for January and February 2003.

Caledonia has signed a two week extension to the Memorandum of Understanding ("MoU") with the South African Export Development Fund ("SAEDF") to acquire up to a 100% interest in Mogale. As reported on February 4th, Caledonia signed a MoU with SAEDF which grants Caledonia, subject to a 30 day due diligence and approval by the Caledonia Board of Directors, an option period to acquire a 100% interest in Mogale. Mogale operates a gold recovery plant and owns a number of gold plant slimes and sands dumps in the Roodeport area of South Africa 50 km west of Johannesburg. This extension will allow Caledonia and SAEDF time to finalize their negotiations with regard to Mogale.

In terms of the MoU with SAEDF, Caledonia assumed management responsibilities for Mogale at 12:00 hrs on 31st January 2003 and immediately assumed the day-to-day management of the Mogale operations and commenced the due diligence.

During the 31 days of January 2003, prior to Caledonia's involvement, Mogale produced 24.25 Kg (779.8 oz) of gold. Under Caledonia's management Mogale produced 48.2 Kg (1,549.7 oz) of gold in the 28 days of February from the same ore source.

FOR FURTHER INFORMATION PLEASE CONTACT CALEDONIA MINING CORPORATION:

S. E. HAYDEN                                JAMES JOHNSTONE                     CHRIS HARVEY
Chairman, President and CEO                 V-P Operations and COO              Technical Director
South Africa                                Canada                              Canada
Tel: (011-27-11) 447-2499                   Tel: (1-905) 607-7543               Tel: (1-905) 607-7543
Fax: (011-27-11) 447-2554                   Fax: (1-905) 607-9806               Fax: (1-905) 607-9806

FURTHER INFORMATION REGARDING CALEDONIA'S EXPLORATION ACTIVITIES AND OPERATIONS ALONG WITH ITS LATEST FINANCIALS MAY BE FOUND ON THE CORPORATION'S WEBSITE HTTP:/WWW.CALEDONIAMINING.COM